UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 OR 15d-16 under the
securities exchange act of 1934
For the month of April 2010
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F            ☑           Form 40-F            ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes            ☐            No            ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes            ☐           No            ☑

     In order to provide for appropriate public disclosure, on April 5, 2010, we issued a press release announcing guidance for our first quarter non-GAAP revenues, diluted non-GAAP earnings per share (EPS), and bookings. We historically have not provided, and do not intend to provide in the future, guidance with respect to our quarterly financial results, as we believe that the nature of our business is not conducive to providing quarterly guidance. We also historically have not commented, and do not intend to comment in the future, on any estimates that may be published by third parties with respect to our quarterly financial performance. Any such estimates may vary from management’s expectations and such variations may be material.
     A copy of the press release is furnished as Exhibit 15 hereto and incorporated in this Form 6-K by reference.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: April 5, 2010

Exhibit Index
The following exhibit has been furnished as part of this Form 6-K.
Exhibit Description
15	Telvent GIT, S.A.’s press release announcing guidance for the three-month period ended March 31, 2010